UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                             CRIIMIE MAE, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 226603108
                               (CUSIP Number)
            ---------------------------------------------------


                               April 17, 2001
            ---------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [x] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  226603108                Schedule 13G            Page 2 of 5 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Fortis Proprietary Capital, Inc. (13-3751033)
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER:              5,653,491
6   SHARED VOTING POWER             0
7   SOLE DISPOSITIVE POWER          5,653,491
8   SHARED DISPOSITIVE POWER        0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     5,653,491

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.4%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO

                                                           Page 3 of 5 Pages

Item 1.
         (a)   Name of Issuer
               CRIIMI MAE INC.

         (b)   Address of Issuer's Principal Executive Offices
               11200 Rockville Pike
               Rockville, MD  20851

Item 2.
         (a)   Name of Person Filing
               Fortis Proprietary Capital, Inc.

         (b) Address of Principal Business Office or, if none, Residence 301 Tressar Blvd.
               Stamford, CT  06901

         (c)   Citizenship
               United States

         (d)   Title of Class of Securities
               Common Stock

         (e)   CUSIP Number
               226603108

Item 3.

         Not Applicable.

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned
               5,563,491

         (b)   Percent of class
               5.4%

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote
                     5,653,491

               (ii)  Shared power to vote or to direct the vote
                     0

               (iii) Sole power to dispose or to direct the
                     disposition of
                     5,653,491

               (iv)  Shared power to dispose or to direct the
                     disposition of
                        0

     Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

                                                           Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 5 of 5 Pages
                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    April 26, 2001
                                                                   (DATE)

                                      By:  Fortis Proprietary Capital, Inc.

                                                               (SIGNATURE)

                                      By:  /s/ John T. Connors
                                           President & Chief Operating
                                           Officer
                                                              (NAME/TITLE)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)